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                             March 8, 2022

       Richard Chin
       Chief Executive Officer
       SK Growth Opportunities Corporation
       55 E 59th Street, 11th Floor
       New York, NY 10022

                                                        Re: SK Growth
Opportunities Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
25, 2022
                                                            CIK No. 0001912461

       Dear Mr. Chin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Tamar Donikyan, Esq.